LIQUID MEDIA GROUP

Liquid Media Group Ltd.

ODYSSEY
United Kingdom Building
350 – 409 Granville St
Vancouver, BC V6C 1T2

Form of Proxy – Annual General and Special Meeting to be held on May 10, 2022

Appointment of Proxyholder
I/We being the undersigned holder(s) of **Liquid Media Group Ltd.** hereby appoint **Stephen Jackson, Director**, or failing this person, **Donna Moroney, Corporate Secretary.**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

☐

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Liquid Media Group Ltd. to be held at Cozen O'Connor, Suite 1008, 550 Burrard Street, Vancouver, British Columbia, at 10:00 a.m., on Tuesday, May 10, 2022 or at any adjournment thereof.

1. **Number of Directors.** To fix the number of directors at five.	For ☐	Against ☐
2. **Election of Directors - Class III.** a. **Joshua Jackson** For ☐ Withhold ☐ b. **Stephen Jackson** For ☐ Withhold ☐		
3. **Appointment of Auditors.** To appoint Davidson and Company LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration;	For ☐	Withhold ☐
4. **Omnibus Equity Incentive Plan.** To approve, by ordinary resolution, the Omnibus Equity Incentive Plan as described in the Information Circular dated April 7, 2022.	For ☐	Against ☐
5. **Share Consolidation.** To approve, by ordinary resolution, the consolidation of all the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for up to four pre-consolidation common shares.	For ☐	Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, **this Proxy will be voted as recommended by Management.**

Signature(s): ______________________

____

Date / /

MM / DD / YY

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 10:00 am, PST Time, on May 6, 2022.

Notes to Proxy

1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual General & Special Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.
2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:


X VOTE PROXY

To Vote Your Proxy Online please visit:
https://login.odysseytrust.com/pxlogin

You will require the CONTROL NUMBER printed with your address to the right.

If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email, you may do so online when voting your proxy. Registered shareholders may request access to Securityholder Online services at www.odysseycontact.com.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.